Exhibit 99.1

Press Release

Contact for Media and Investors:

Brandi Piacente

Investor Relations

brandi@corp.netease.com

Tel: (+1) 212-481-2050

Cassia Curran

NetEase, Inc.

cassia@corp.netease.com

Tel: (+86) 571-8985-2076

NetEase Reports Third Quarter 2012

Unaudited Financial Results

Beijing — November 14, 2012 — NetEase, Inc. (NASDAQ: NTES), one of China’s leading Internet and online game services providers, today announced its unaudited financial results for the third quarter ended September 30, 2012.

William Ding, Chief Executive Officer and Director of NetEase, stated, “For the third quarter, total online game revenues were RMB1.7 billion with increased revenue contribution from our self-developed games. We advanced our online game business by introducing new games, launching expansion packs and conducting key promotional activities. Most recently, we launched unlimited beta testing for our newest games, Soul of the Fighter and Kung Fu Master, in September and October, respectively. Both new games have received exceptionally positive reception among gamers in China, and we are delighted with the user feedback thus far. As a result of the promotional activities for our flagship games, Fantasy Westward Journey and its latest expansion pack, and Westward Journey Online II, these games achieved record-high PCU levels in August. We also introduced a new expansion pack for Westward Journey Online III in August, as well as a new 3DX expansion pack for Tianxia III in late September.”

“The October 2nd release of the highly anticipated fourth expansion pack of Blizzard Entertainment’s World of Warcraft®: Mists of Pandaria™ in mainland China was another important milestone during this period. With elements that appeal to Chinese culture, Mists of Pandaria has proven to be especially engaging, and we believe that it is being widely embraced by China’s gaming community.”

“As we enter the remaining months of 2012 and move into 2013, we will focus on introducing new games and expansion packs that will build on the popularity of our existing games, and furthering our strategy of diversifying our portfolio offering. We plan to launch Heroes of Tang Dynasty II, a comprehensive update of Heroes of Tang Dynasty, on November 16, and in the coming months, we plan to introduce two new games, Heroes of Three Kingdoms, our 3D action real-time strategy game, and Dragon Sword, our next generation 3D MMORPG.”

“As one of the first and largest Internet companies in China, the popularity of our portal continues to drive our advertising services revenues. During the third quarter, our advertising services revenues grew 10.2% year-over-year and 19.0% quarter-over-quarter with automobile, fast moving consumer goods and financial services as the top performing sectors. Our advertising business benefited from the popularity of our leading mobile news application as well as our broadcast of the London Olympics. The coverage of the latter yielded an unprecedented number of downloads and portal activity that exceeded our results from the Beijing Olympics in 2008.”

“Our e-mail services also continued to grow, and as of September 30, 2012, we had approximately 510 million registered e-mail users. The integration of our traditional and mobile Internet services is continually being furthered and enhanced. We have more than 60 million registered mobile e-mail users and 27 million installations for our Mobile News application.”

“We are working to achieve healthy growth that furthers our leading position in China’s thriving Internet community. Historically, we have developed some of the most long-lasting and popular online games in China, and our large community of loyal users is growing across our business segments. Focusing on premium quality remains our top goal as we further build and diversify our portfolio of online games and enhance our content and value added services for our leading portal and burgeoning mobile Internet businesses. In addition, we have always been committed to creating value for our shareholders. As our revenue continues to grow, generating strong free cash flow from operations, we are happy to announce that our board of directors has approved a special cash dividend of US$1.00 per ADS, along with a US$100 million share repurchase program. We believe that these actions reflect our sound financial position and will enhance our shareholders’ return as we work to increase the value of our Company,” concluded Mr. Ding.

Third Quarter 2012 Financial Results

Revenues

Total revenues for the third quarter of 2012 were RMB2.0 billion (US$325.4 million), compared to RMB2.0 billion for both the preceding quarter and the third quarter of 2011.

Revenues from online games were RMB1.7 billion (US$276.8 million) for the third quarter of 2012, compared to RMB1.7 billion and RMB1.8 billion for the preceding quarter and the third quarter of 2011, respectively.

Revenues from advertising services were RMB243.0 million (US$38.7 million) for the third quarter of 2012, compared to RMB204.2 million and RMB220.5 million for the preceding quarter and the third quarter of 2011, respectively.

Revenues from e-mail, wireless value-added services and others (“E-mail, WVAS and others”) were RMB61.9 million (US$9.9 million) for the third quarter of 2012, compared to RMB51.4 million and RMB31.3 million for the preceding quarter and the third quarter of 2011, respectively.

Gross Profit

Gross profit for the third quarter of 2012 was RMB1.4 billion (US$216.7 million), compared to RMB1.3 billion for both the preceding quarter and the third quarter of 2011.

The quarter-over-quarter increase in gross profit was primarily attributable to increased revenues from advertising services and NetEase’s self-developed online games, which was partially offset by decreased revenue from Blizzard Entertainment’s World of Warcraft. The quarter-over-quarter increase in gross profit from advertising services was primarily attributable to seasonality and our broadcast of the London Olympics. The increase in revenues from self-developed games was mainly attributable to Fantasy Westward Journey and Westward Journey Online II, as well as two new games: Kung Fu Master and Soul of the Fighter. The performances of Tianxia III and Ghost were steady in the third quarter of 2012.

The year-over-year increase in gross profit was primarily attributable to increased revenues from NetEase’s self-developed games, partially offset by the decreased revenue from Blizzard Entertainment’s World of Warcraft and increased advertising costs, including headcount-related costs and video content costs. The increase in revenues from NetEase’s self-developed games was mainly from Fantasy Westward Journey, Ghost, Tianxia III, Westward Journey Online II, as well as Kung Fu Master and Soul of the Fighter.

Gross Profit (Loss) Margin

Gross profit margin for the online game business for the third quarter of 2012 was 74.2%, compared to 73.3% and 71.5% for the preceding quarter and the third quarter of 2011, respectively. The improvement in gross profit margin was primarily attributable to the increased revenue contribution from NetEase’s self-developed games as a percentage of NetEase’s total online game revenues.

Gross profit margin for the advertising business for the third quarter of 2012 was 36.2%, compared to 33.0% and 48.4% for the preceding quarter and the third quarter of 2011, respectively. The quarter-over-quarter increase in gross profit margin was primarily due to economies of scale as advertising revenue increased in the third quarter of 2012. The year-over-year decrease in gross profit margin was primarily due to increased headcount-related costs and content costs incurred for the London Olympics.

Gross profit margin for the E-mail, WVAS and others business for the third quarter of 2012 was 6.0%, compared to gross loss margins of 11.6% and 13.2% for the preceding quarter and the third quarter of 2011, respectively. The improvement in gross margin was mainly due to increased sales of NetEase’s game-related accessories, such as limited edition packages of several online games.

Operating Expenses

Total operating expenses for the third quarter of 2012 were RMB537.5 million (US$85.5 million), compared to RMB437.7 million and RMB408.2 million for the preceding quarter and the third quarter of 2011, respectively. The quarter-over-quarter and year-over-year increases in operating expenses were mainly due to increased selling and marketing promotional activities, higher staff-related costs due to increased headcount and increased investments in the Company’s product development pipeline. Major marketing and promotional activities in the third quarter of 2012 included: the summer vacation promotion of Fantasy Westward Journey, the 10th anniversary ceremony of Westward Journey Online II, unlimited beta testing for Soul of the Fighter, and promotions for Blizzard Entertainment’s World of Warcraft: Mists of Pandaria.

Net Profit

Net profit for the third quarter of 2012 totaled RMB811.9 million (US$129.2 million), compared to RMB875.3 million and RMB825.8 million for the preceding quarter and the third quarter of 2011, respectively.

During the third quarter of 2012, the Company reported a net foreign exchange gain of RMB23.7 million (US$3.8 million), compared to a net foreign exchange loss of RMB36.0 million and RMB65.0 million for the preceding quarter and the third quarter of 2011, respectively. The quarter-over-quarter and year-over-year changes in foreign exchange gains or losses were mainly due to the translation gains or losses arising from the Company’s Euro-denominated bank deposit balances as of the balance sheet date as the exchange rate of the Euro against the RMB fluctuated over the periods.

NetEase reported basic and diluted earnings per ADS of US$0.98 each for the third quarter of 2012. The Company reported basic and diluted earnings per ADS of US$1.06 each for the preceding quarter and reported basic and diluted earnings per ADS of US$1.01 and US$1.00, respectively, for the third quarter of 2011. Basic and diluted earnings per ADS for the third quarter of 2012 reflect a one-time accrued withholding tax, as described below, which has the effect of reducing such earnings per ADS.

Income Taxes

The Company recorded a net income tax charge of RMB194.8 million (US$31.0 million) for the third quarter of 2012, compared to RMB149.5 million and RMB140.5 million for the preceding quarter and the third quarter of 2011, respectively. The effective tax rate for the third quarter of 2012 was 19.9%, compared to 14.8% and 14.7% for the preceding quarter and the third quarter of 2011, respectively. The increase in net income tax charge was due to the occurrence of a one-time accrued withholding tax of RMB40.0 million associated with the offshore remittance of cash from China in anticipation of the declaration of a special cash dividend as described below.

The Company’s various principal subsidiaries renewed their qualifications as High and New Technology Enterprises in 2011 and receive the preferential enterprise income tax rate of 15% from 2011 to 2013, subject to annual review by the relevant tax authorities in China.

Other Information

As of September 30, 2012, the Company’s total cash and time deposits balance was RMB14.9 billion (US$2.4 billion), compared to RMB11.9 billion as of December 31, 2011. Cash flow generated from operating activities was RMB670.1 million (US$106.6 million) for the third quarter of 2012, compared to RMB880.9 million and RMB864.9 million for the preceding quarter and the third quarter of 2011, respectively.

Special Cash Dividend

The Company today announced that its board of directors declared a special cash dividend of US$0.04 per ordinary share, which is equivalent to US$1.00 per ADS (each ADS represents 25 ordinary shares). The special cash dividend is payable to shareholders of record as of January 15, 2013 and is expected to be paid on January 18, 2013. The board of directors declared this special cash dividend in order to give value back to shareholders, as the Company’s revenues continue to grow, generating strong free cash flow from operations. The total amount of cash distributed is expected to be approximately US$131 million.

Share Repurchase Program

The Company today announced that its board of directors approved a new share repurchase program of up to US$100 million of the Company’s outstanding ADSs for a period not to exceed 12 months. Under the terms of the approved program, NetEase may repurchase its issued and outstanding ADSs in open-market transactions on the NASDAQ Global Select Market. The timing and dollar amount of repurchase transactions will be subject to Securities and Exchange Commission (“SEC”) Rule 10b-18 requirements. It is also expected that such repurchases will be effected pursuant to a plan in conformity with SEC Rule 10b5-1. NetEase plans to fund repurchases made under this program from available working capital.

** The United States dollar (US$) amounts disclosed in this press release are presented solely for the convenience of the reader. Translations of amounts from RMB into US$ were calculated at the noon buying rate of US$1.00 = RMB6.2848 on the last trading day of September 2012 (September 28, 2012) as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on September 28, 2012, or at any other certain date. The percentages stated are calculated based on RMB.

Conference Call

NetEase’s management team will host a conference call at 8:00 p.m. Eastern Time on Wednesday, November 14, 2012 (Beijing/Hong Kong Time: 9:00 a.m., Thursday, November 15, 2012). NetEase’s management will be on the call to discuss the quarterly results and answer questions.

Interested parties may participate in the conference call by dialing 1-877-941-1427 (international: 1-480-629-9664), 10-15 minutes prior to the initiation of the call. A replay of the call will be available by dialing 1-800-406-7325 (international: 1-303-590-3030), and entering passcode 4569784#. The replay will be available through November 29, 2012.

The conference call will be webcast live and the replay will be available for 12 months. Both will be available on NetEase’s Investor Relations website at http://ir.netease.com.

About NetEase, Inc.

NetEase, Inc. is a leading China-based Internet technology company that pioneered the development of applications, services and other technologies for the Internet in China. NetEase’s online communities and personalized premium services have established a large and stable user base for the NetEase websites, which are operated by its affiliates. In particular, NetEase provides online game services to Internet users, offering in-house developed games such as Fantasy Westward Journey, Westward Journey Online II, Westward Journey Online III, Tianxia III, Heroes of Tang Dynasty, Datang, Ghost, Soul of the Fighter and Kung Fu Master, as well as the licensed Blizzard Entertainment games World of Warcraft® and StarCraft® II.

NetEase also offers online advertising on its websites, which enables advertisers to reach its substantial user base. In addition, NetEase has paid listings on its search engine and web directory and classified advertising services, as well as an online mall, which provides opportunities for e-commerce and traditional businesses to establish their own storefront on the Internet. NetEase also offers wireless value-added services such as news and information content, matchmaking services, music and photos from the web that are sent over SMS, MMS, WAP, IVR and Color Ring-back Tone technologies.

Other community services that the NetEase websites offer include instant messaging, online personal advertisements, matchmaking, alumni clubs and community forums. The Company believes that it is also the largest provider of free e-mail services in China. Furthermore, the NetEase websites as well as its micro-blogging services provide various channels of content. NetEase aggregates news content on world events, sports, science and technology, and financial markets, as well as entertainment content such as cartoons, games, astrology and jokes, from over one hundred international and domestic content providers.

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Forward Looking Statements

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks related to: the risk that the online game market will not continue to grow or that NetEase will not be able to maintain its leading position in that market, which could occur if, for example, its new online games such as Ghost, Tianxia III, Kung Fu Master and Soul of the Fighter or expansion packs and other improvements to its existing games, including its current and planned expansion packs for Heroes of Tang Dynasty, Warsong of Westward Journey, Westward Journey Online II and other games, do not become as popular as management anticipates; the ability of NetEase to effectively market its games and other services and achieve a positive return on its marketing expenditures; the risk that Shanghai EaseNet will not be able to continue operating World of Warcraft, StarCraft II or other games licensed by it for a period of time or permanently due to possible governmental actions or the risk that such games will not be popular with game players in China; the risk that changes in Chinese government regulation of the online game market may limit future growth of NetEase’s revenue or cause revenue to decline; competition in the online advertising business and the risk that investments by NetEase in its content and services may not increase the appeal of the NetEase websites among Internet users or result in increased advertising revenue; the risk that NetEase may not be able to continuously develop new and creative online services, including its ability to maintain and enhance the popularity of its micro-blogging, e-mail and mobile services; the risk that NetEase will not be able to control its expenses in future periods; competition in NetEase’s existing and potential markets; governmental uncertainties (including possible changes in the effective tax rates applicable to NetEase and its subsidiaries and affiliates and the ability of NetEase to receive and maintain approvals of the preferential tax treatments and general competition and price pressures in the marketplace); the risk that fluctuations in the value of the Renminbi with respect to other currencies could adversely affect NetEase’s business and financial results; and other risks outlined in NetEase’s filings with the Securities and Exchange Commission. NetEase does not undertake any obligation to update this forward-looking information, except as required under the applicable law.

NETEASE, INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(RMB and USD in thousands)

	December 31,	September 30,	September 30,
	2011	2012	2012
	RMB	RMB	USD (Note 1)
Assets

Current assets:
Cash and cash equivalents	2,214,618	1,184,546	188,478
Time deposits	9,704,777	13,129,774	2,089,132
Restricted cash	318,684	469,185	74,654
Accounts receivable, net	230,047	305,510	48,611
Prepayments and other current assets	900,464	1,145,438	182,255
Short-term investments	993,606	621,563	98,899
Deferred tax assets	111,990	137,008	21,800
Total current assets	14,474,186	16,993,024	2,703,829

Non-current assets:
Property, equipment and software, net	848,469	806,665	128,352
Land use right, net	11,788	11,594	1,845
License right, net	48,962	—	—
Deferred tax assets	2,586	2,468	393
Time deposits	—	540,000	85,922
Other long-term assets	58,940	87,660	13,948
Total non-current assets	970,745	1,448,387	230,460
Total assets	15,444,931	18,441,411	2,934,289

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable	134,217	124,223	19,766
Salary and welfare payables	244,398	178,399	28,386
Taxes payable	391,769	385,433	61,328
Deferred revenue	1,014,073	1,156,554	184,024
Accrued liabilities and other payables	498,120	693,305	110,315
Total current liabilities	2,282,577	2,537,914	403,819

Long-term payable:
Other long-term payable	63,890	92,411	14,704
Total liabilities	2,346,467	2,630,325	418,523

Total NetEase, Inc.’s equity	13,126,701	15,894,736	2,529,076
Noncontrolling interests	(28,237)	(83,650)	(13,310)
Total shareholders’ equity	13,098,464	15,811,086	2,515,766

Total liabilities and shareholders’ equity	15,444,931	18,441,411	2,934,289

The accompanying notes are an integral part of this press release.

NETEASE, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(RMB and USD in thousands, except per share data)

	Quarter Ended
	September 30,	June 30,	September 30,	September 30,
	2011	2012	2012	2012
	RMB	RMB	RMB	USD (Note 1)
Revenues:
Online game services	1,755,709	1,748,695	1,739,922	276,846
Advertising services	220,476	204,179	243,027	38,669
E-mail, WVAS and others	31,300	51,396	61,916	9,852

Total revenues	2,007,485	2,004,270	2,044,865	325,367
Sales taxes	(49,583)	(41,781)	(42,901)	(6,826)

Total net revenues	1,957,902	1,962,489	2,001,964	318,541

Total cost of revenues	(630,456)	(641,011)	(640,049)	(101,841)

Gross profit	1,327,446	1,321,478	1,361,915	216,700

Operating expenses:
Selling and marketing expenses	(225,282)	(194,679)	(259,947)	(41,361)
General and administrative expenses	(61,263)	(70,636)	(75,851)	(12,069)
Research and development expenses	(121,662)	(172,348)	(201,661)	(32,087)
Total operating expenses	(408,207)	(437,663)	(537,459)	(85,517)

Operating profit	919,239	883,815	824,456	131,183
Other income:
Investment income	3,693	12,968	9,353	1,488
Interest income	68,647	106,155	115,459	18,371
Exchange (losses) gains	(64,977)	(36,028)	23,659	3,764
Other, net	28,155	41,194	5,087	809

Net income before tax	954,757	1,008,104	978,014	155,615
Income tax	(140,499)	(149,544)	(194,797)	(30,995)

Net income after tax	814,258	858,560	783,217	124,620
Net loss attributable to noncontrolling interests	11,498	16,742	28,718	4,569
Net income attributable to the Company’s shareholders	825,756	875,302	811,935	129,189

Comprehensive income	814,258	858,560	783,217	124,620
Comprehensive loss attributable to noncontrolling interests	11,498	16,742	28,718	4,569
Comprehensive income attributable to the Company’s shareholders	825,756	875,302	811,935	129,189

Earnings per share, basic	0.25	0.27	0.25	0.04
Earnings per ADS, basic	6.32	6.66	6.17	0.98
Earnings per share, diluted	0.25	0.27	0.25	0.04
Earnings per ADS, diluted	6.30	6.65	6.17	0.98

Weighted average number of ordinary shares outstanding, basic	3,268,673	3,286,239	3,287,370	3,287,370
Weighted average number of ADS outstanding, basic	130,747	131,450	131,495	131,495
Weighted average number of ordinary shares outstanding, diluted	3,277,636	3,292,518	3,292,462	3,292,462
Weighted average number of ADS outstanding, diluted	131,105	131,701	131,698	131,698

The accompanying notes are an integral part of this press release.

NETEASE, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(RMB and USD in thousands)

	Quarter Ended
	September 30,	March 31,	June 30,	September 30,	September 30,
	2011	2012	2012	2012	2012
	RMB	RMB	RMB	RMB	USD (Note 1)
Cash flows from operating activities:
Net income	814,258	931,728	858,560	783,217	124,620
Adjustments to reconcile net profit to net cash provided by operating activities:
Depreciation and amortization	75,315	71,677	71,875	52,310	8,323
Share-based compensation cost	22,941	68,273	57,907	47,969	7,633
Allowance for (reversal of) provision for doubtful debts	6,206	921	3,823	(593)	(94)
Loss (gain) on disposal of property, equipment and software	6	(122)	1	90	14
Unrealized exchange losses (gains)	67,314	(18,719)	35,893	(27,330)	(4,349)
Deferred income taxes	(22,665)	(16,170)	(16,624)	7,894	1,256
Net equity share of loss (gain) from associated companies	633	256	(622)	(389)	(62)
Others	(3,308)	2,894	5,532	18,739	2,982
Changes in operating assets and liabilities:
Accounts receivable	(51,205)	20,720	(79,010)	(31,834)	(5,065)
Prepayments and other current assets	(343,763)	180,825	(8,557)	(253,134)	(40,277)
Accounts payable	29,222	14,857	(40,641)	26,755	4,257
Salary and welfare payables	38,150	(64,930)	28,478	(29,563)	(4,704)
Taxes payable	62,553	(19,620)	(49,830)	18,096	2,879
Deferred revenue	92,822	71,378	53,862	17,241	2,743
Accrued liabilities and other payables	76,458	92,897	(39,741)	40,631	6,466
Net cash provided by operating activities	864,937	1,336,865	880,906	670,099	106,622

Cash flows from investing activities:
Purchase of property, equipment and software	(61,411)	(23,280)	(48,915)	(65,430)	(10,411)
Proceeds from sale of property, equipment and software	170	182	6	546	87
Net change in short-term investments with terms of three months or less	—	(500,000)	(200,000)	150,000	23,867
Purchase of short-term investments	(423,163)	(154,277)	—	(70,845)	(11,273)
Proceeds from maturities of short-term investments	—	430,000	360,000	330,000	52,508
Investment in an associated company	—	—	—	(7,915)	(1,259)
Transfer (to) from restricted cash	(98,200)	79,346	(281,745)	51,899	8,258
Net change in time deposits with terms of three months	(438,342)	117,997	(86,538)	(178,954)	(28,474)
Placement/rollover of matured time deposits	(2,702,844)	(4,429,917)	(2,989,388)	(3,971,447)	(631,913)
Proceeds from maturities of time deposits	2,941,207	2,933,775	1,437,523	3,209,753	510,717
Net change in other assets	(1,673)	(14,158)	(5,565)	(11,094)	(1,765)
Net cash used in investing activities	(784,256)	(1,560,332)	(1,814,622)	(563,487)	(89,658)

Cash flows from financing activities:
Proceeds from employees exercising stock options	22,480	21,033	3,679	—	—
Net cash provided by financing activities	22,480	21,033	3,679	—	—

Effect of exchange rate changes on cash held in foreign currencies	(4,124)	265	(6,678)	2,200	350
Net increase (decrease) in cash and cash equivalents	99,037	(202,169)	(936,715)	108,812	17,314
Cash and cash equivalents, beginning of the period	1,844,492	2,214,618	2,012,449	1,075,734	171,164
Cash and cash equivalents, end of the period	1,943,529	2,012,449	1,075,734	1,184,546	188,478

Supplemental disclosures of cash flow information:
Cash paid for income tax, net of tax refund	71,301	145,625	194,080	148,758	23,669
Supplemental schedule of non-cash investing and financing activities:
Fixed asset purchases financed by accounts payable and accrued liabilities	63,254	35,393	17,920	14,096	2,243

The accompanying notes are an integral part of this press release.

NETEASE, INC.

UNAUDITED SEGMENT INFORMATION

(RMB and USD in thousands, except percentages)

	Quarter Ended
	September 30,	June 30,	September 30,	September 30,
	2011	2012	2012	2012
	RMB	RMB	RMB	USD (Note 1)
Revenues:
Online game services	1,755,709	1,748,695	1,739,922	276,846
Advertising services	220,476	204,179	243,027	38,669
E-mail, WVAS and others	31,300	51,396	61,916	9,852
Total revenues	2,007,485	2,004,270	2,044,865	325,367

Sales taxes:
Online game services	(27,704)	(20,689)	(17,053)	(2,713)
Advertising services	(21,040)	(19,869)	(24,562)	(3,908)
E-mail, WVAS and others	(839)	(1,223)	(1,286)	(205)
Total sales taxes	(49,583)	(41,781)	(42,901)	(6,826)

Net revenues:
Online game services	1,728,005	1,728,006	1,722,869	274,133
Advertising services	199,436	184,310	218,465	34,761
E-mail, WVAS and others	30,461	50,173	60,630	9,647
Total net revenues	1,957,902	1,962,489	2,001,964	318,541

Cost of revenues:
Online game services	(493,025)	(461,538)	(443,789)	(70,613)
Advertising services	(102,958)	(123,487)	(139,296)	(22,164)
E-mail, WVAS and others	(34,473)	(55,986)	(56,964)	(9,064)
Total cost of revenues	(630,456)	(641,011)	(640,049)	(101,841)

Gross profit (loss):
Online game services	1,234,980	1,266,468	1,279,080	203,520
Advertising services	96,478	60,823	79,169	12,597
E-mail, WVAS and others	(4,012)	(5,813)	3,666	583
Total gross profit	1,327,446	1,321,478	1,361,915	216,700

Gross profit (loss) margin:
Online game services	71.5%	73.3%	74.2%	74.2%
Advertising services	48.4%	33.0%	36.2%	36.2%
E-mail, WVAS and others	(13.2)%	(11.6)%	6.0%	6.0%

The accompanying notes are an integral part of this press release.

NETEASE, INC.

NOTES TO UNAUDITED FINANCIAL INFORMATION

Note 1:    The conversion of Renminbi (RMB) into United States dollars (USD) is based on the noon buying rate of USD1.00 = RMB6.2848 on the last trading day of September 2012 (September 28, 2012) as set forth in the H.10 statistical release of the U.S. Federal Reserve Board.

Note 2:     Share-based compensation cost reported in the Company’s unaudited condensed consolidated statements of comprehensive income is set out as follows in RMB and USD (in thousands):

	Quarter Ended
	September 30,	June 30,	September 30,	September 30,
	2011	2012	2012	2012
	RMB	RMB	RMB	USD (Note 1)
Share-based compensation cost included in:
Cost of revenue	11,121	29,305	25,063	3,988
Operating expenses
- Selling and marketing expenses	1,989	3,356	2,933	467
- General and administrative expenses	3,514	9,359	7,830	1,246
- Research and development expenses	6,317	15,887	12,143	1,932